

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 5, 2016

<u>Via U.S. Mail</u>
Mr. Andrew G. Lampereur
Chief Financial Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, Wisconsin 53051

      Re: Actuant Corporation
              Form 10-K for Fiscal Year Ended August 31, 2015
              Filed October 28, 2015
              Form 10-Q for Fiscal Quarter Ended November 30, 2015
              Filed January 8, 2016
              Form 8-K Filed October 1, 2015
              File No. 1-33388

Dear Mr. Lampereur:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year August 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Segment Results, page 17

1. Please expand your discussion and analysis of your results of operations to quantify the impact of changes in volumes and pricing to the changes in net sales and operating profit at the consolidated and segment levels. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

2. Please quantify the impact of each factor impacting each segment's operating margin for each period presented. Please also ensure that your discussion and analysis of your segment

results provides investors with an understanding of each material factor impacting your segment results. For example, we note that you attribute the 280 basis points decline in the Industrial Segment's operating margin for fiscal year 2015 compared to fiscal year 2014 to (a) lower production levels and (b) unfavorable mix without (1) quantifying the extent to which each contributed to the 280 basis points decline and (2) without providing an analysis of the reasons underlying these effects to allow an investor to see the business through the eyes of management. Please refer to Item 303(a)(3)(i) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 22
Goodwill and Long-Lived Assets, page 22

3. We note the last sentence that you included for the annual impairment review, estimates and sensitivity section that includes general factors that could "impact the assumptions used in the valuations and ultimately result in future impairment charges." Please expand your disclosures to provide the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge. Please refer to Item 303(a)(3) of Regulation S-K, Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification, and SAB 5:P.4 for guidance.

Note 10. Income Taxes, page 43

4. We note that the net effects of foreign rate differential and credits line item of the effective tax rate reconciliation significantly increased to a reduction of 58.4% for fiscal year 2015 as compared to a reduction of 10.5% and 8.8% for fiscal years 2014 and 2013, respectively. Please expand footnote (1) to the table to (i) quantify the significant foreign tax credits generated, (ii) clarify whether these foreign tax credits resulted in the recognition of a deferred tax asset and, if so, quantify the amount, and (iii) disclose the facts and circumstances that generated the foreign tax credits. Please also disclose the percentage of pre-tax earnings generated in foreign jurisdictions with tax rates lower than the U.S. federal income tax rate forage for all periods presented.

Note 13. Business Segment, Geographic and Customer Information, page 47

5. We note your presentation of net sales by reportable product line does not separately present any of the product lines discussed in the Business section of your Form 10-K, in your earnings press releases, or in your analyst conference call transcripts for the Industrial and Energy reportable segments. It appears that the product lines within the Industrial reportable segment are industrial tools, integrated solutions, and precision; and within the Energy reportable segment are the disparate products, services and rental revenues underlying the Hydratight, Cortland, and Viking businesses. Please provide the expanded disclosures required by ASC 280-10-50-40 for your product lines within these two reportable segments.

Form 10-Q for Fiscal Quarter Ended November 30, 2015

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20
Results of Operations, page 20

6. Please quantify the impact each of the three factors listed had on the effective tax rate for the
    first quarter of fiscal year 2016. Please also provide a description of the tax minimization
    planning benefits along with a discussion as to whether the plans will continue to benefit
    your income tax expense in the future. Please refer to Item 303(a)(3) of Regulation S-K and
    Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Form 8-K Filed October 1, 2015

7. Footnote (2) states that Actuant has presented EBITDA because it regularly reviews this as a
    measure of the Company's ability to incur and service debt. However, it does not appear that
    you have presented this measure in your reconciliations of GAAP Measure to Non-GAAP
    Measures tabular presentation. As such, please present and reconcile this measure. In
    addition, based on your disclosure, it is unclear if EBITDA is presented as a liquidity
    measure or as a material covenant to your debt agreements. To the extent that you are
    presenting EBITDA as a liquidity measure, please reconcile it to your operating cash flows.
    If it is a material covenant, please address the guidance in Question 102.09 of the Non-
    GAAP Measures Compliance & Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction